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20013041

SEC Mail Processing Section
JUN 01 2020
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/19** (MM/DD/YY) AND ENDING **03/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capulent, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4144 N 44th Street, Suite 3
(No. and Street)

Phoenix (City) **Arizona** (State) **85018** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Bachman **(626) 319-4254**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Justin Bachman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Capulent, LLC**, as of **March 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

Kevin Lawler
Notary Public
Maricopa County, Arizona
My Comm. Expires 02-22-2023
Commission No. 562003

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Capulent, LLC

March 31, 2020

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Capulent, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capulent, LLC (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capulent, LLC as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Capulent, LLC's auditor since 2013.
Walnut Creek, California
May 22, 2020

Capulent, LLC

Statement of Financial Condition

March 31, 2020

Assets		
Cash	$	252,525
Accounts receivable		68,327
Prepaid expenses and other assets		16,694
Property and equipment, net of $540 accumulated depreciation		2,404
Operating lease right-of-use asset		24,313
Total Assets	**$**	**364,263**
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	28,403
Commissions payable		60,426
Due to affiliate		5,050
Operating lease liability		24,361
Total Liabilities		118,240
Members' Equity		246,023
Total Liabilities and Members' Equity	**$**	**364,263**

The accompanying notes are an integral part of these financial statements.

Capulent, LLC

Notes to the Financial Statement

March 31, 2020

1. Organization

Capulent, LLC (the "Company") was organized as a California limited liability company on June 4, 2010 as Bering Strait Capital, LLC. Effective January 9, 2017, there was an 100% ownership change approved by the Financial Industry Regulatory Authority ("FINRA"). On January 17, 2017, the Company changed its name to Capulent, LLC. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and FINRA on January 19, 2012. The Company is approved by FINRA to conduct private placements, mergers and acquisitions advisory, and real estate securities transactions. The Company is predominantly focused on the private placement of securities with accredited investors. The securities are typically exempt from registration and most often fall under Regulation D, sections 506(b) or 506(c). Issuers may include early-stage companies, real estate limited partnerships, and Delaware statutory trusts.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of March 31, 2020, there were no cash equivalents held by the Company.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's selling agreements, managing broker dealer agreements, or engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the five year estimated useful life of the asset.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of March 31, 2020, there were no finance leases.

2. Significant Accounting Policies *(continued)*

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions before 2014.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended March 31, 2020.

3. New Accounting Pronouncements

Recently Adopted Accounting Guidance
ASU 2016-02 *Leases (Topic 842)* ("ASU 2016-02")
Effective April 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company has elected the package of three practical expedients and has applied ASU 2016-02 using the modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to retained earnings. As a result, there was a $241 adjustment posted to beginning retained earnings for the year ended March 31, 2020.

See Note 6 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

4. Risk Concentrations

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insured limits during the year. As of March 31, 2020, cash was in excess of insured limits by $2,525. The Company has never experienced any losses.

At March 31, 2020, 87% of accounts receivable was related to two selling agreements.

Capulent, LLC

Notes to the Financial Statement

March 31, 2020

5. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Commission Income
The Company earns commission income by providing private placement services or investment banking services for investors and business clients. Commissions are variable fees recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied upon completion.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $68,257 and $68,327 as of April 1, 2019 and March 31, 2020, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of April 1, 2019 and March 31, 2020 there were no amounts of revenue deferred.

Costs to Obtain or Fulfill a Contract with a Customer
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended March 31, 2020, there was no reimbursed expense income.

6. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On May 26, 2017 the Company entered into an eighteen-month operating lease agreement for office space in Phoenix, Arizona. On December 14, 2018, the Company extended the lease until December 31, 2019. On October 1, 2019, the Company amended the lease until December 31, 2020 and remeasured its ROU liability at that point in time. For the year ended March 31, 2020, information pertaining to the operating leases were as follows:

Supplemental Information	
ROU asset obtained in exchange for lease obligation at adoption of ASU 2016-02 on April 1, 2019	$ 24,120
Remaining lease term	9 months
Discount rate	5.0%

Maturity of Operating Lease Liability	
For the year ended March 31, 2021	$ 24,768
Less discount	(407)
Total operating lease liability	$ 24,361

On November 2, 2018, the Company entered into a thirteen-month sublease agreement for a portion of the leased office space. This sublease agreement ended on December 31, 2019.

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2020, the Company's net capital was $219,024 which exceeded the requirement by $212,762.

Capulent, LLC

Notes to the Financial Statement

March 31, 2020

8. Related Party Transactions

On May 12, 2017, the Company entered into an agreement with a company under common ownership in which the related party provides platform and consulting services for a fee. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Employee Benefit Plan

Effective January 1, 2019, the Company sponsors a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code.

10. Subsequent Events

The Company has evaluated subsequent events through May 22, 2020 the date which the financial statements were issued.